Filed pursuant to Rule 433
March 28, 2006

Relating to
Amendment No. 1 to Pricing Supplement No. 27 dated March 24, 2006 to
Registration Statement No. 333-131266

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Notes

Pricing Sheet – March 28, 2006

96% Protected Currency-Linked Notes Due March 30, 2007
Based on the Performance of a
Basket of Five Asian Currencies Relative to the U.S. Dollar

Offering Price:	$1,000 per Note
Aggregate Principal Amount:	$41,000,000 (increased from $30,000,000)
Pricing Date:	March 24, 2006
Original Issue Date (Settlement):	March 31, 2006
Maturity:	March 30, 2007
Coupon:	None
Maturity Redemption Amount:	$960 + ($1000 * Basket Performance Factor * Participation Rate)
Minimum Payment Amount:	$960
Basket, Weighting and Initial Exchange Rate:	Currency	Weighting	Initial Exchange Rate
	Taiwan dollar Thai baht Korean won Chinese renminbi Indian rupee	20% 20% 20% 20% 20%	32.67 39.14 980.80 8.0338 44.66
Participation Rate:	150%
Denominations:	$1,000 and integral multiples thereof
CUSIP:	617446ZC6
Issuer Ratings:	Aa3 / A+
Agent:	Morgan Stanley & Co. Incorporated
Price to Public:	Per Note: 100%
Total: $1,000
Agent’s Commissions:	Per Note: 1.25% ($12.50 per Note)
Total: $512,500
Proceeds to Company:	Per Note: 98.75%
Total: $40,487,500

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-718-1649.

Pricing Supplement No. 27, dated March 24, 2006
 Prospectus Supplement Dated January 25, 2006
Prospectus Dated January 25, 2006